[Telemig Logo]                                           [Amazonia Celular Logo]


        TELEMIG CELULAR S.A.                           AMAZONIA CELULAR S.A.
   CNPJ/MF no. 02.320.739/0001-06                 CNPJ/MF no. 02.340.278/0001-33
           Listed Company                                 Listed Company

        TELEMIG CELULAR                                TELE NORTE CELULAR
       PARTICIPACOES S.A.                              PARTICIPACOES S.A.
  CNPJ/MF no. 02.558.118/0001-65                CNPJ/MF no. 02.558.154/0001-29
        Listed Company                                   Listed Company

                                  MATERIAL FACT

As provided for in Law no. 6,404/76, article 157, paragraph 4, and in Instruction no.358/02, issued by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the management of Telemig Celular Participacoes S.A., Tele Norte Participacoes S.A., Telemig Celular S.A. and Amazonia Celular S.A. ("Companies") hereby declare that the Board of Directors approved at meetings held on February 4 and 5, 2004, the use of GSM as the standard for the technological migration of the operating companies.

                           Brasilia, February 5, 2004.

                 Joao Cox                          Ricardo Del Guerra Perpetuo
          Chief Financial Officer                    Chief Financial Officer
    Telemig Celular Participacoes S.A.                 Telemig Celular S.A.
   Tele Norte Celular Participacoes S.A.              Amazonia Celular S.A.